UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)

IVERIC BIO, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

46583P102

(CUSIP Number)

June 19, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46583P102	13G

1	Names of Reporting Persons Versant Side Fund IV, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 10,798 Shares

	6	Shared Voting Power 0 Shares

	7	Sole Dispositive Power 10,798 Shares

	8	Shared Dispositive Power 0 Shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,798 Shares

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 0.1% (2)

12	Type of Reporting Person PN

(1)       This Schedule 13G is filed by Versant Side Fund IV, L.P., a Delaware limited partnership (“VSF IV”), Versant Venture Capital IV, L.P., a Delaware limited partnership (“VVC IV”) and Versant Ventures IV, LLC, a Delaware limited liability company (“VV IV”) (collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)       This percentage is calculated based upon 50,255,898 shares of Common Stock outstanding as of April 30, 2020, as set forth in the Issuer’s most recent Current Report on Form 10-Q filed with the Securities and Exchange Commissions on May 7, 2020.

CUSIP No. 46583P102	13G

1	Names of Reporting Persons Versant Venture Capital IV, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 1,714,111 Shares

	6	Shared Voting Power 0 Shares

	7	Sole Dispositive Power 1,714,111 Shares

	8	Shared Dispositive Power 0 Shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,714,111 Shares

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 3.4% (2)

12	Type of Reporting Person PN

(1)       This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)       This percentage is calculated based upon 50,255,898 shares of Common Stock outstanding as of April 30, 2020, as set forth in the Issuer’s most recent Current Report on Form 10-Q filed with the Securities and Exchange Commissions on May 7, 2020.

CUSIP No. 46583P102	13G

1	Names of Reporting Persons Versant Ventures IV, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0 Shares (1)

	6	Shared Voting Power 1,724,909 Shares (2)

	7	Sole Dispositive Power 0 Shares (1)

	8	Shared Dispositive Power 1,724,909 Shares (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,724,909 Shares (2)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 3.4% (3)

12	Type of Reporting Person OO

(1)       This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)       VV IV serves as the sole general partner of VSF IV and VVC IV and owns no securities of the Issuer directly.

(3)       This percentage is calculated based upon 50,255,898 shares of Common Stock outstanding as of April 30, 2020, as set forth in the Issuer’s most recent Current Report on Form 10-Q filed with the Securities and Exchange Commissions on May 7, 2020.

CUSIP No. 46583P102	13G

Item 1(a).	Name of Issuer: Iveric bio, Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices: One Penn Plaza, 35th Floor New York, NY 10119

Item 2(a).	Name of Person(s) Filing: Versant Side Fund IV, L.P. (“VSF IV”) Versant Venture Capital IV, L.P. (“VVC IV”) Versant Ventures IV, LLC (“VV IV”)
Item 2(b).	Address of Principal Business Office, or, if none, Residence: c/o Versant Venture Management, LLC One Sansome Street, Suite 3630 San Francisco, CA 94104
Item 2(c).	Citizenship: Delaware

Item 2(d).	Title of Class of Securities: Common Stock
Item 2(e).	CUSIP No.: 683745103

Item 3.	Not Applicable.

Item 4.	Ownership

The following information with respect to the ownership of the common stock by the Reporting Persons filing this statement on Schedule 13G is provided as of June 19, 2020.

Reporting Person	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class(1)
VSF IV	10,798	10,798	0	10,798	0	10,798	0.1%

VVC IV	1,714,111	1,714,111	0	1,714,111	0	1,714,111	3.4%

VV IV(2)	0	0	1,724,909	0	1,724,909	1,724,909	3.4%

(1) This percentage is calculated based upon 50,255,898 shares of Common Stock outstanding as of April 30, 2020.

(2) VV IV serves as the sole general partner of VSF IV and VVC IV and owns no securities of the Issuer directly.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

CUSIP No. 46583P102	13G

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 46583P102	13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 23, 2020

Versant Side Fund IV, L.P. By: Versant Ventures IV, LLC, its General Partner

By:	/s/ Robin L. Praeger
Name:	Robin L. Praeger, Managing Member

Versant Venture Capital IV, L.P. By: Versant Ventures IV, LLC, its General Partner

By:	/s/ Robin L. Praeger
Name:	Robin L. Praeger, Managing Member

Versant Ventures IV, LLC

By:	/s/ Robin L. Praeger
Name:	Robin L. Praeger, Managing Member

EXHIBIT INDEX

Exhibit No.

99.1	Joint Filing Agreement pursuant to 13d-1(k)(1).

Exhibit 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the common stock of Iveric bio, Inc., a Delaware corporation, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which, taken together, shall constitute one and the same instrument.

Dated: June 23, 2020

Versant Side Fund IV, L.P. By: Versant Ventures IV, LLC, its General Partner

By:	/s/ Robin L. Praeger
Name:	Robin L. Praeger, Managing Member

Versant Venture Capital IV, L.P. By: Versant Ventures IV, LLC, its General Partner

By:	/s/ Robin L. Praeger
Name:	Robin L. Praeger, Managing Member

Versant Ventures IV, LLC

By:	/s/ Robin L. Praeger
Name:	Robin L. Praeger, Managing Member